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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69188

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25**   AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Robinhood Financial, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 Colonial Center Parkway, Suite 100

(No. and Street)

Lake Mary   **FL**   **32746**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Kelati   **650-613-0685**   daniel.kelati@robinhood.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst and Young LLP

(Name – if individual, state last, first, and middle name)

725 S Figueroa Street   **Los Angeles**   **CA**   **90017**

(Address)   (City)   (State)   (Zip Code)

10/20/2003   **42**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Kelati _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Robinhood Financial, LLC _____ , as of December 31st _____ , 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Daniel Kelati*

Title:
CFO and Principal Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

PAGE NO.



Ernst & Young LLP
Suite 500
725 S Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers of Robinhood Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robinhood Financial LLC (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

February 23, 2026

ROBINHOOD FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION

(In millions)		As of December 31, 2025
Assets		
Cash	$	98
Deferred customer match incentives		580
Due from affiliated clearing broker-dealer		158
Accrued interest receivables		34
Prepaid expenses and other assets		14
Total assets	$	884
Liabilities and member's equity		
Liabilities:		
Accounts payable and other accrued expenses	$	26
Due to Parent		21
Total liabilities		47
Commitments and contingencies (Note 6)		
Member's equity:		
Total member's equity		837
Total liabilities and member's equity	$	884

The accompanying notes are an integral part of these financial statements.

ROBINHOOD FINANCIAL LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Robinhood Financial LLC (the "Company," "we," "our," "us," or "RHF") is a wholly-owned subsidiary of Robinhood Markets, Inc. (the "Parent," or "RHM," and, together with its subsidiaries, "Robinhood"). We are registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We are a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). Under our membership agreement with FINRA, we are exempt from Exchange Act Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(ii) of such Rule pertaining to the possession or control of customer assets and reserve requirements.

We are a fully disclosed non-exchange member broker-dealer who introduces retail users to various investment products and services through our platform. Robinhood Securities, LLC ("RHS"), a subsidiary of the Parent, is the affiliated clearing broker-dealer firm of record who clears equities and options trades for the retail users.

We refer to our "users" and our "customers" interchangeably to refer to individuals who hold accounts on our platform.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

Use of Estimates

The preparation of financial statement in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes. We base our estimates on historical experience, and other assumptions we believe to be reasonable under the circumstances. Assumptions and estimates used in preparing our financial statement include, but are not limited to, those related to accrued and contingent liabilities. Actual results could differ from these estimates and could have a material adverse effect on our operating results.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. Our CODM is the Chief Brokerage Officer of RHM. We operate and report financial information in one operating segment. This is because our CODM utilizes net income to evaluate the Company's performance and decide whether to allocate resources to existing operations or to expand into new areas. The measure of segment assets is not regularly presented to the CODM. All of our revenues and assets are attributed to or located in the United States.

Concentrations of Credit Risk

We are engaged in various trading and brokerage activities in which the counterparties include our affiliated broker-dealer, banks, and other financial institutions. In the event our counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is our policy to review, as necessary, the credit standing of each counterparty. Additionally, the majority of our revenues is derived as a result of our relationship with RHS.

Cash

Cash includes interest and non-interest bearing deposits with banks. We maintain cash in bank accounts at financial institutions that exceed federally insured limits. We are subject to credit risk to the extent any financial institution with which we conduct business is unable to

fulfill contractual obligations on our behalf. As we have not experienced any losses in such accounts and we believe that we have placed our cash on deposit with financial institutions which are financially stable, we do not have an expectation of credit losses for these arrangements.

Deferred Customer Match Incentives

We offer a match incentive on customers' eligible contributions to their retirement accounts and, from time to time, an incentive on other transfers of assets to our platform. The match on retirement contributions and asset transfers are paid upfront and are subject to forfeiture if the recipient does not hold the contributed funds or transferred assets in their account for a specified period of time. These incentives are deferred and recognized over the specified holding period.

We provided a match on eligible cash deposits made by Robinhood Gold subscribers. Matches on these cash deposits are paid out on a monthly basis ratably over the specified earning period. Future match payments are forfeited if deposits are not held on the platform over the specified earning period.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily include receivables related to fees earned from our instant withdrawals feature and prepaid expenses. We classify prepayments made under contracts as prepaid expenses and expense them over contract terms. These prepaid expenses include items such as prepayments on insurance. As of December 31, 2025, prepaid expenses were $4 million.

Loss Contingencies

We are subject to claims and lawsuits in the ordinary course of business, including arbitration, class actions and other litigation, some of which include claims for substantial or unspecified damages. We are also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. We review our lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provide disclosures and record loss contingencies in accordance with the loss contingencies accounting guidance. We establish an accrual for losses at management's best estimate when we assess that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the reasonable estimate is a range and no amount within that range is considered a better estimate than any other amount, an accrual is recorded based on the bottom amount of the range. Accrual for loss contingencies are recorded in accounts payable and other accrued expenses on the statement of financial condition. We monitor these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjust the amount as appropriate.

Income Taxes

We are a single member limited liability company, which is treated as a disregarded entity for income tax purposes. All tax effects of our income or loss are included in the tax returns of the Parent. Therefore, no provision or liability for income taxes is included in the financial statement. No formal tax-sharing arrangement exists between us and the Parent and we have no obligation to fund any tax liability of the Parent with our earnings.

NOTE 3: RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

There were no new accounting pronouncements adopted during the year ended December 31, 2025 that materially impacted our financial statement and related disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2023, the FASB issued Accounting Standards Update 2023-06, "Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative." The amendments will impact various disclosure areas, including the statement of cash flows, accounting changes and error corrections, earnings per share, debt, equity, derivatives, and transfers of financial assets. The amendments in this guidance will be effective on the date the related disclosures are removed from Regulation S-X or Regulation S-K by the SEC, and will no longer be effective if the SEC has not removed the applicable disclosure requirement by June 30, 2027. Early adoption is prohibited. We are currently evaluating the impacts of the amendments on our financial statement.

NOTE 4: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

(In millions)	December 31, 2025
Accounts payable and other accrued expenses	$ 13
Accrued market data expenses	4
Accrued IT expenses	4
Accrued litigation	4
Accrued legal expenses	1
Total	$ 26

NOTE 5: RELATED PARTY TRANSACTIONS

The amount of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unaffiliated third parties. The amount of expenses allocated to us may not be reflective of expenses that would have been incurred by us, if we used third party service providers.

We have an expense sharing agreement with the Parent, and pursuant to the agreement, we reimburse the Parent for payroll, technology, information services, occupancy, and other expenses. The Parent also pays certain direct expenses on our behalf and cash settles monthly with allocated expenses. At December 31, 2025, the balance due to the Parent was $21 million.

During the year ended December 31, 2025, we distributed $1.0 billion back to the Parent.

We have a revolving, committed, and unsecured credit line for $25 million with the Parent. Interest on this line of credit is based on the effective federal rate as determined by Internal Revenue Service. The credit line has no maturity date and remains in effect until terminated by either party. There were no outstanding borrowings against the line of credit as of December 31, 2025 and we did not utilize the credit line during the year. There are no covenants to the line of credit with the Parent.

Pursuant to the clearing agreement with RHS, we introduce our users to RHS on a fully disclosed basis and utilize RHS to clear and facilitate trades. As of December 31, 2025, due from RHS in our statement of financial condition primarily consisted of cash held at our proprietary account at RHS of $6 million and the balance due from RHS of $152 million.

NOTE 6: COMMITMENTS AND CONTINGENCIES

We are subject to contingencies arising in the ordinary course of our business, including contingencies related to legal, regulatory, non-income tax and other matters. We record an accrual for loss contingencies at management's best estimate when we determine that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the reasonable estimate is a range and no amount within that range is considered a better estimate than any other amount, an accrual is recorded based on the bottom amount of the range. If a loss is not probable, or a probable loss cannot be reasonably estimated, no accrual is recorded. Amounts accrued for contingencies in the aggregate were$14 million as of December 31, 2025. In our opinion, an adequate accrual had been made as of December 31, 2025 to provide for the probable losses of which we are aware and for which we can reasonably estimate an amount.

Legal and Regulatory Matters

The securities industry is highly regulated and many aspects of our business involve substantial risk of liability. In past years, there has been an increase in litigation and regulatory investigations involving the brokerage industry. Litigation has included and may in the future include class action suits that generally seek substantial and, in some cases, punitive damages. Federal and state regulators, exchanges, and self-regulatory organizations investigate issues related to regulatory compliance that may result in enforcement action. We are also subject to periodic regulatory audits and inspections that have in the past and could in the future lead to enforcement investigations or actions.

We have been named as a defendant in lawsuits and from time to time we have been threatened with, or named as a defendant in arbitrations and administrative proceedings. The outcomes of these matters are inherently uncertain and some may result in adverse judgments

or awards, including penalties, injunctions, or other relief, and we may also determine to settle a matter because of the uncertainty and risks of litigation.

With respect to matters discussed below, we believe, based on current knowledge, that any losses (in excess of amounts accrued, if applicable) as of December 31, 2025 that are reasonably possible and can be reasonably estimated will not, in the aggregate, have a material adverse effect on our business, financial position, operating results, or cash flows. However, for many of the matters disclosed below, particularly those in early stages, we cannot reasonably estimate the reasonable possible loss (or range of loss), if any. In addition, the ultimate outcome of legal proceedings involves judgments and inherent uncertainties and cannot be predicted with certainty. Any judgment entered against us, or any adverse settlement, could materially and adversely impact our business, financial condition, operating results, and cash flows. We might also incur substantial legal fees, which are expensed as incurred, in defending against legal and regulatory claims.

Described below are certain pending matters in which there is at least a reasonable possibility that a material loss could be incurred. We intend to continue to defend these matters vigorously.

Best Execution, Payment for Order Flow ("PFOF"), and Sources of Revenue Civil Litigation

Beginning in December 2020, multiple putative securities fraud class action lawsuits were filed against RHM, RHF, and RHS. Five cases were consolidated in the United States District Court for the Northern District of California. An amended consolidated complaint was filed in May 2021, alleging violations of Section 10(b) of the Exchange Act and various state law causes of action based on claims that we violated the duty of best execution and misled putative class members by publishing misleading statements and omissions in customer communications relating to the execution of trades and revenue sources (including PFOF). Plaintiffs seek unspecified monetary damages, restitution, disgorgement, and other relief. In February 2022, the court granted Robinhood's motion to dismiss the amended consolidated complaint without prejudice. In March 2022, plaintiffs filed a second consolidated amended complaint, alleging only violations of Section 10(b) of the Exchange Act, which Robinhood moved to dismiss. In October 2022, the court granted Robinhood's motion in part and denied it in part. In November 2022, Robinhood filed a motion for judgment on the pleadings, which the court denied in January 2023. In March 2024, Plaintiffs filed a motion for class certification, which Robinhood opposed. In October 2024, the court denied class certification without prejudice. Plaintiffs filed a renewed motion for class certification in January 2025, which Robinhood is opposing. In June 2025, Robinhood agreed to a settlement in principle with plaintiffs, which the court has preliminarily approved

State Regulatory Matters

The New York Attorney General is conducting an investigation into brokerage execution quality and collaring the prices of certain trade orders. The Massachusetts Securities Division is examining RHF's customer complaint supervision, the disruptions experienced by Blue Oceans ATS, LLC ("BOATS") during the Robinhood 24 Hour Market overnight trading session on August 4-5, 2024, and the offerings of presidential election and sports event contracts. We are cooperating with these investigations.

FINRA Settlement

On March 6, 2025, RHF resolved FINRA Enforcement and Examination staff's investigations and examinations concerning RHF's marketing involving social media influencers and affiliates; collaring the prices of certain trade orders; compliance with regulations governing the delivery of required documents; origin code reporting for professional customers; Customer Identification Program; compliance with FINRA registration requirements for member personnel; employee trading issues; account takeovers (i.e., circumstances under which an unauthorized actor successfully logs into a customer account); and anti-money laundering compliance and cybersecurity issues (together, the "March 2025 FINRA Settlement"). Together with RHS for certain of the above and other violations, RHF paid a penalty totaling $26 million to resolve these investigations and agreed to certain undertakings.

Brokerage Enforcement Matters

The FINRA Enforcement and Examination staff are conducting investigations related to, among other things, disruptions experienced by BOATS during the Robinhood 24 Hour Market overnight trading session on August 4-5, 2024. In June, July, and December 2025, FINRA advised us in writing that it had closed the previously disclosed investigations into matters related to the delays in notification from third parties and process failures within our brokerage systems and operations in connection with the handling of a 1-for-25 reverse stock split transaction of Cosmo Health, Inc. in December 2022; RHF's supervision of technology; and compliance with best execution obligations, respectively.

The FDIC is investigating issues related to compliance with the Electronic Funds Transfer Act.

Early 2021 Trading Restrictions Matters

Beginning on January 28, 2021, due to increased deposit requirements imposed on RHS by the NSCC in response to unprecedented market volatility, particularly in certain securities, RHS temporarily restricted or limited its customers' purchase of certain securities, including GameStop Corp. and AMC Entertainment Holdings, Inc., on our U.S. trading platform (the "Early 2021 Trading Restrictions").

A number of individual and putative class actions related to the Early 2021 Trading Restrictions were filed against RHM, RHF, and RHS, among others, in various federal and state courts and in arbitrations. In April 2021, the Judicial Panel on Multidistrict Litigation entered an order centralizing the federal cases identified in a motion to transfer and coordinate or consolidate the actions filed in connection with the Early 2021 Trading Restrictions in the United States District Court for the Southern District of Florida. The court subsequently divided plaintiffs' claims against Robinhood into three tranches: federal antitrust claims, federal securities law claims, and state law claims. In July 2021, plaintiffs filed consolidated complaints seeking unspecified monetary damages in connection with the federal antitrust and state law tranches. The federal antitrust complaint asserted one violation of Section 1 of the Sherman Act; the state law complaint asserted negligence and breach of fiduciary duty claims. In August 2021, we moved to dismiss both of these complaints.

In January 2022, the court dismissed the state law claims with prejudice. In August 2023, the United States Court of Appeals for the Eleventh Circuit affirmed the district court's order.

In May 2022, the court dismissed the federal antitrust claims with prejudice. In June 2024, the United States Court of Appeals for the Eleventh Circuit affirmed the district court's order.

In November 2021, plaintiffs for the federal securities tranche filed a complaint alleging violations of Sections 9(a) and 10(b) of the Exchange Act. The complaint seeks unspecified monetary damages, costs and expenses, and other relief. In January 2022, we moved to dismiss the federal securities law complaint. In August 2022, the court granted in part and denied in part Robinhood's motion to dismiss. In November 2023, the court denied Plaintiffs' motion for class certification without prejudice. In April 2024, the court denied Plaintiffs' motion for leave to file a renewed motion for class certification. On May 28, 2024, Robinhood notified the court that it had reached a settlement in principle with the Plaintiffs in their individual capacities. Robinhood subsequently notified the court that one of these Plaintiffs was unwilling to sign the settlement agreement and requested additional time to negotiate with that individual. On August 14, 2024, the court dismissed the lead and named Plaintiffs' claims. Robinhood has reached settlements with a number of remaining individual plaintiffs, Robinhood's motion to compel arbitration for the remaining Robinhood customer plaintiffs has been granted.

RHM, RHF, RHS, and our CEO, Vladimir Tenev, among others, have received requests for information, and in some cases, subpoenas and requests for testimony, related to investigations and examinations of the Early 2021 Trading Restrictions from the United States Attorney's Office for the Northern District of California ("USAO"), U.S. Department of Justice, Antitrust Division, the New York Attorney General's Office, other state attorneys general offices, and a number of state securities regulators. Also, a related search warrant was executed by the USAO to obtain Mr. Tenev's cell phone. There have been several inquiries based on specific customer complaints. On March 6, 2025, we resolved FINRA's investigation into these matters as part of the March 2025 FINRA Settlement.

Cash Sweep Litigation

In October 2024, RHM, RHF, and RHS were sued in a putative class action captioned Dey v. Robinhood Markets, Inc. et. al., in the U.S. District Court for the Northern District of California. Plaintiff asserts breach of fiduciary duty, gross negligence, negligent misrepresentation and omissions, breach of implied covenant of good faith and dealing, and violation of California's unfair competition law based on allegations that defendants failed to pay a reasonable rate of interest to non-Robinhood Gold brokerage account holders on cash balances swept to program bank deposit programs. The complaint seeks, among other things, certification of the class, unspecified monetary, punitive, treble, and statutory damages, restitution, disgorgement, attorneys' fees and costs, injunctive relief, and declaratory relief. In January 2025, Robinhood filed a motion to dismiss. On April 28, 2025, the court granted in part and denied in part Robinhood's motion to dismiss. In May 2025, RHM, RHF, and RHS were sued in a putative class action captioned Deeney v. Robinhood Markets, Inc. et al., in the U.S. District Court for the Northern District of California, which also made allegations related to Robinhood's cash sweep program. The complaint sought, among other things, certification of the class, unspecified monetary damages, attorneys' fees and costs, and restitution. The parties in Dey and Deeney have agreed to consolidate the matters and Plaintiffs have filed an amended consolidated complaint. The complaint seeks, among other things, certification of the class, unspecified monetary, punitive, treble, and statutory damages, restitution, disgorgement, attorneys' fees and costs, injunctive relief, and declaratory relief. Robinhood moved to dismiss the complaint, which was granted in part and denied in part. The case is proceeding in discovery.

NOTE 7: NET CAPITAL REQUIREMENTS

We are subject to the SEC's uniform net capital rule (Exchange Act Rule 15c3-1). Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies. We

have elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $0.25 million or 2% of the Rule 15c3-3 aggregate debit balances arising from customer transactions, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Our net capital balance changes day to day, but on December 31, 2025, we had net capital of $210.2 million which was $209.9 million in excess of our required net capital of $0.25 million.

NOTE 8: SUBSEQUENT EVENTS

We have evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statement. The evaluation was performed through February 23, 2026, the date the financial statement was available to be issued. No event took place that requires recording or disclosure in our financial statement.